Exhibit 99.5

June 18, 2021

LGL Systems Acquisition Corp.

165 W. Liberty Street, Suite 220

Reno, NV 89501

Consent to be Named as a Director Nominee

In connection with the filing by LGL Systems Acquisition Corp. (“LGL”) of the Registration Statement on Form S-4 and all subsequent amendments and post-effective amendments or supplements thereto (collectively, the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 promulgated under the Securities Act, to being named in the Registration Statement as a person who has agreed to serve as a director of the Combined Company (as defined in the Registration Statement), and to the inclusion of my biographical information in the Registration Statement. I also consent to the filing of this consent as an exhibit to the Registration Statement.

Sincerely,

/s/ John M. McConnell
Print Name: Vadm. John M. McConnell (Ret.)